MORRIA BIOPHARMACEUTICALS PLC

42-46 High Street - Esher - Surrey - KT10 9QY

 (incorporated in England with registered number 5252842)

Via email in PDF format: johnsonylau@aoI.com

Dr. Johnson Lau

 9 Seabluff

 Newport Beach, CA 92660

Dear Johnson,

Morria Biopharmaceuticals plc (Company)

This letter sets out the terms on which you will act as a non-executive director of the Company. The appointment commences from June 13, 2007.

1. Appointment and termination

1.1 Your appointment as a non-executive director on the board (Board) of the Company is for a term of 24 months commencing on the date of this letter and expiring upon the occurrence of any of the following events (each one a Termination Date):

1.1.1	either you or the Company terminates the appointment by giving the other three months' notice in writing to that effect;

1.1.2	you resign or do not offer yourself for re-election by shareholders upon retirement, either for your own reasons or at the request of the Board;

1.1.3	you are not re-appointed or are deemed not to have been re-appointed as a director of the Company by the shareholders in general meeting having presented yourself for re-election following upon your retirement at any time in accordance with the Company's articles of association;

1.1.4	you are otherwise removed, vacate office or become prohibited from being a company director pursuant to the law or the Company's articles of association;

1.1.5	you are indicted, or convicted of any criminal offence other than a minor offence which does not render you unable to discharge your duties; or

1.1.6	you are indicted, or convicted of an offence relating to insider dealing or are in breach of the code on dealings during close periods in securities dealt on the AIM market of the London Stock Exchange plc as adopted by the Company.

1.1.7	you commit any serious breach of his obligations or repeats or continues, after warning by the Chairman or the Board, any material breach of his obligations;

1.1.8	you are guilty of conduct tending to bring himself or the Company or any affiliate of the Company into disrepute;

1.1.9	you are indicted or convicted of an offense under any statutory enactment or regulation relating to insider dealing or is in breach of the code on directors' dealings in listed securities adopted from time to time by the Company;

1.1.10	you commit any breach of the Confidentiality, Non- Competition and Proprietary Information Assignment Agreement attached to this Agreement; or

1.1.11	fails to perform or is, in the reasonable opinion of the performing his duties under this Agreement.

1.2 The recommendation of the Board for your re-election by shareholders in general meeting is not automatic and is in the absolute discretion of the remainder of the Board.

2.        Duties and responsibilities

You undertake that you will as a non-executive director:

2.1	attend meetings of the Board and any Board committees of which you may from time to time be a member and shareholders' meetings;

2.2	discharge your general duties as a director pursuant to the Company's articles of association and the law;

2.3	make yourself available for consultation on the affairs of the Company and provide such other advice and assistance as the Board may request from time to time; and

2.4	accept responsibility when required to do so in accordance with the law and the requirements of a regulatory exchange.

3.        Notice of meetings and  information

You will be given appropriate prior notice of the date, time and venue of all meetings of the Board and any Board committees to which you may be elected, unless circumstances do not permit.

4.        Fees and expenses

4.1	In consideration of your acting as a non-executive director of the Company, you are entitled, with effect upon the date of Completion, to be paid fees at the rate of £750 (seven hundred fifty pounds) per board meeting, subject to any requisite statutory deductions. The fees will be reviewed annually by the Board. Any increase in the fees as a result of such review will take effect from the month following the review date.

4.2	Any expenses that are reasonably incurred by you on Company business will be reimbursed within 14 days of receipt by the Company of a written claim supported by proper vouchers or other documentation in accordance with the Company's normal expenses policy.

4.3	You are not entitled to receive any other benefits in respect of your role as director and upon you ceasing to be a director, you will not be entitled to receive any payment except in your possible role at such time as a consultant or employee of Company.

4.4	You are entitled to receive 68,000 share options pursuant to the ESOP adopted by the Company which shall be vested fifty percent (50%) each year at the end of each calendar year for the 2 years from June 13, 2006.

4.5	Taxation of payments

You are responsible for and will indemnify the Company in respect of the payment of income tax, social security contributions or any other contributions required by law, including any penalties, charges or interest. If any amount due to the Company under this clause is required to be paid to the Company net of tax or the Company suffers fax on its receipt, you will, to the extent permitted by law, pay such additional amount to the Company as is required to leave the Company in no worse position.

5.        Restriction

You undertake that you will not, and will procure that each person or entity under your control will not, other than in relation to the Company, do any of the following things:

5.1	disclose to any other person or use any information relating to the Company and its parent companies, subsidiaries and affiliates which is not in the public domain (unless fails in the public domain due to a breach of this Agreement by You) unless approved by the managing director of the Company;
5.2	until after the second anniversary of a Termination Date directly or indirectly solicit the custom, in relation to goods or services sold to any person by the Company during the two years before the Termination Date, of that person in respect of similar goods or services;

5.3	until after the second anniversary of a Termination Date, directly or indirectly solicit or entice away any employee of the Company;

5.4	until after the second anniversary of a Termination Date, directly or indirectly engage in any activities which directly compete with the Company's business or activities, whether as employer, proprietor, partner, director, employee, consultant or stockholder (other than as the holder of less than 5% of the stock of a corporation listed on the a regulatory exchange plc, any other national securities exchange, or in the National Association of Securities Dealers, Inc. Automated Quotation System), or otherwise;

5.5	give the impression or knowingly permit another person to give the impression that you are connected with the Company or that you have any authority to act on behalf of the Company;

5.6	be involved, directly or indirectly with any business which uses the name "Morria" or any colourable or phonetic imitation of it or any name which is so similar as to be capable of suggesting an association with the Company; or

5.7	assist any other person to do any of the things mentioned in clauses 6.1 to 6.6.

6.        Confidentiality and Ownership

6.1 At all times, you must keep confidential all information relating to the Company or its parent companies, subsidiaries and affiliates which is not in the public domain (unless falls in the public domain due to a breach of this Agreement by You), using the same degree of care that you use to safeguard your own confidential information and in any case no less than a reasonable degree of care. Additionally, you must not disclose any such information to any third party or use any such information unless required to do so by law or with the authority of the Board, except in the proper discharge of your duties as a non-executive director. Confidential information of the Company or its parent companies, subsidiaries and affiliates is and shall remain the exclusive property of the Company.

6.2 By way of illustration and not limitation, such Confidential Information shall include (i) any and all trade secrets concerning the business and affairs of the Company, product specifications, data, know-how, compositions, processes, formulas, methods, designs, samples, inventions and ideas, past, current and planned development or experimental work, current and planned distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code and source code), computer software and database technologies, systems, structures and architectures (and related processes, algorithms, compositions, improvements, know-how, inventions, discoveries, concepts, ideas, designs, methods and information), of the Company, and any other information, however documented of the Company that is a trade secret; (ii) any and all information concerning the business and affairs of the Company (which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, personnel training and techniques and materials), however documented; and (iii) any and all notes, analysis, compilations, studies, summaries, and other material prepared by or for the Company containing or based, in whole or in part, on any information included in the foregoing.

6.3 All documents and materials coming into your possession or prepared by you in connection with your position as a non-executive director of the Company are the exclusive property of the Company. You agree to return to the Company on or before the Termination Date all such documents and materials and all confidential information.

6.4 You shall disclose to the Company and Inventions (as defined below) immediately upon their conception, development or first reduction into practice. You hereby assign and will assign to the Company, without additional consideration, your entire right, title and interest in and to any ideas, inventions, original works of authorship, developments, improvements, modifications, enhancements, trade secrets, and in and to any documentation, software, hardware, firmware, creative works, know-how and information, and any derivative thereof conceived or reduced to practice, in whole or in part, by You (i) relating or that is in the scope of the services as a non-executive director,(ii) which relate to the Company's business activity or the Company's products, (iii) as a result of the services as a nonexecutive director, and/or (iiv) that are made using or are based on confidential information of the Company its parent companies, subsidiaries and affiliates, whether or not patentable, copyrightable or otherwise protectable, including any proprietary rights therein or based thereon (collectively, the "Inventions").

6.5 You shall provide all assistance the Company may request, and shall execute, verify and deliver such documents and perform such other acts (including appearing as a witness) the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such proprietary rights and the assignment thereof. Your obligation to assist the Company with respect to proprietary rights in any and all countries shall continue beyond the Termination Date, but the Company shall compensate You at a reasonable rate after the Termination Date for the time actually spent by You at the Company's request on such assistance.

7.        Conflicts of interest

You must not without the consent of the Board, enter into any arrangement which might reasonably be expected to result in a conflict of interest. If you are in any doubt please consult with the Board in advance. By signing this letter agreement, you represent and warrant to the Company that your serving as a non-executive director of the Company, will not breach, or cause a default under, any other contractual commitments that you may already have.

8.       Independent advice

The Board has resolved that any director may, if necessary, in connection with his or her duties, take independent professional advice at the Company's expense, subject to having first notified the Board. Any payment by the Company in respect of any such professional advice is subject to the limitations imposed by the Board from time to time and any restriction under company law.

9.       Liability insurance

The Company has taken out liability insurance to cover directors and other officers of the Company and its subsidiaries. The cover to be provided will be subject to the terms conditions and exclusions contained in the relevant policy.

10.     Entire agreement

This letter read in conjunction with the memorandum and articles of association of the Company contains the entire agreement between you and the Company concerning you acting as a non-executive director of the Company and it supersedes all previous agreements whether written or implied.

11.     Governing law

This agreement is to be governed by and construed in accordance with English law and the parties submit to the jurisdiction of the courts of England and Wales.

Yours faithfully

/s/ Mark Cohen
for and on behalf of
Morria Biopharmaceuticals plc

I have read and confirm my agreement to the terms of this letter for my appointment as a non-executive director of the Company as set out in the above letter.

/s/ Johnson Lau
Dr. Johnson Lau
Witness:
Name: Leah Herzberg
Signature: /s/ Leah Herzberg
August 28, 2007